April 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Allison White

Re:	Wanger Advisors Trust
Registration Nos. 33-83548; 811-08748
Preliminary Proxy Statement Filed February 26, 2010

Dear Ms. White:

We are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Monday, March 8, 2010 with respect to the preliminary proxy statement (the “Proxy Statement”) for Wanger Advisors Trust (the “Registrant”) filed with the Commission on February 26, 2010 pursuant to Rule 14a-6(a) under the Securities Act of 1933, as amended (the “Securities Act”).

For convenience of reference, we have summarized the comment below which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

1.	Comment. Please add the disclosure required by Items 407(e)(4) and 407(e)(5) of Regulation S-K as provided in Item 8 of Schedule 14A.

Response. Items 407(e)(4) and 407(e)(5) of Regulation S-K generally are implicated by Item 8 of Schedule 14A whenever action is to be taken at a shareholder meeting with regard to, among other things, the election of directors/trustees. Although action is to be taken at the Meeting with regard to the election of trustees, Item 8 of Schedule 14A provides as follows: “In the case of investment companies registered under the Investment Company Act of 1940 . . . furnish the information required by Item 22(b)(13) of this Schedule 14A.” The Registrant believes the language of Item 8 properly is interpreted to mean that, in the case of registered investment companies, the information required by Item 22(b)(13) of Schedule 14A (which relates to both director compensation and, if applicable, officer compensation) should be provided in lieu of, rather than in addition to, the information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K (which relates to executive and director compensation).[1] Accordingly, the requested change has not been made.

1.	In October 1992, the Commission substantially amended Item 402 of Regulation S-K to enhance disclosure by registrants regarding executive compensation, and also amended Item 8 of Schedule 14A to accommodate such amendments. See Executive Compensation Disclosure, Investment Company Act Release No. 19032, 57 F.R. 481236 (Oct. 21, 1992). Specifically, Item 8 required disclosure of the information required by Item 402 if action was to be taken at a shareholder meeting regarding, among other things, the election of directors. See id. Item 8, as revised, also stated:

In the case of investment companies registered under the Investment Company Act of 1940, furnish the information in Item 402(g) of Regulation S-K . . . and the information concerning compensation of directors and officers that is required to be included in the company's registration statement form under the Investment Company Act in lieu of other compensation information required by Item 402. Id.

Wanger Advisors Trust

April 19, 2010

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (202) 778-9058.

Sincerely,

/s/ Mary C. Moynihan

Mary C. Moynihan

Consistent with the foregoing, the release stated:

Investment companies registered under the Investment Company Act have been excluded from the executive compensation and registrant performance disclosure requirements of revised Item 402, because the management functions of most such companies are performed by external managers. Instead, registered investment companies will comply with disclosure requirements prescribed by applicable Investment Company Act registration statements. Compensation of investment company directors, however, will continue to be disclosed in accordance with revised Item 402(g). Id.

In October 1994, the Commission substantially revised a number of proxy rules with respect to registered investment companies and, among other things, added Item 22 to Schedule 14A. See Amendments to Proxy Rules for Registered Investment Companies, Investment Company Act Release No. 20614, 59 F.R. 52689 (Oct. 13, 1994). In the release, the Commission stated:

Fund proxy statements are required to include information about the compensation of fund directors and officers in connection with the election of directors or proposals seeking shareholder approval of benefit plans in which directors or officers will participate. These requirements have been included in item 8 of Schedule 14A, which references Regulation S-K and fund registration statement forms. [Footnote] Item 8 also incorporates for funds the management compensation disclosure requirements in fund registration statement forms. Prior to recent revisions to the management compensation disclosure for operating companies, funds had been subject to the general compensation disclosure requirements of item 402. In the recent revisions, funds were excluded from amended item 402 and instead made subject to the registration statement form requirements. [End Footnote] Id. (internal citations excluded).

Removing the reference to registration statement form requirements, the Commission revised the portion of Item 8 of Schedule 14A quoted above to state:

In the case of investment companies registered under the Investment Company Act of 1940 and registrants that have elected to be regulated as business development companies, furnish the information required by Item 22(b)(6) of this Schedule. Id.

Item 22(b)(6) was the precursor to current Item 22(b)(13) and included, among other things, the still-applicable director compensation table.